Exhibit 99.1

Press Release

COCA-COLA EUROPEAN PARTNERS ANNOUNCES FINAL RESULTS OF PREVIOUSLY
ANNOUNCED EXCHANGE OFFERS AND CONSENT SOLICITATIONS

LONDON, 10 April 2018 – Coca-Cola European Partners plc (“CCEP”) (ticker symbol: CCE) announced today the final results, as of 11:59 p.m., New York City time, on April 9, 2018 (the “Expiration Date”), of its previously announced (i) offers to exchange (the “Exchange Offers”) any and all of the notes listed in the table below (the “Old Notes”), issued by its subsidiary, Coca-Cola European Partners US, LLC (“CCEP US”) (as successor by merger to Coca-Cola Enterprises, Inc. (formerly named International CCE Inc.)), for notes newly issued by CCEP, also listed in the table below (the “New Notes”), and cash and (ii) solicitations of consent (the “Consent Solicitations”), on behalf of CCEP US, to amendments (the “Proposed Amendments”) to the indenture governing the Old Notes that would eliminate many of the restrictive covenants applicable to the Old Notes.
The Exchange Offers and Consent Solicitations were made exclusively pursuant to, and upon the terms and subject to the conditions set forth in, CCEP’s Offering Memorandum and Consent Solicitation Statement, dated March 12, 2018 (the “Offering Memorandum”) and the related Letter of Transmittal and Consent, dated March 12, 2018 (the “Letter of Transmittal”), as amended.
The following table sets forth the aggregate principal amount of each series of Old Notes that has been validly tendered and not validly withdrawn at or prior to the Expiration Date and the aggregate principal amount of each series of New Notes expected to be issued in connection with the Exchange Offers:

Title of Series of Old Notes	CUSIP Number of Old Notes	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Tendered at or prior to the Early Participation Date	Title of Series of New Notes	Aggregate Principal Amount of New Notes to be Issued
3.500% Notes due 2020	459284 AB1	$525,000,000	$378,922,000	3.500% Notes due 2020	$378,922,000
3.250% Notes due 2021	19122T AE9	$250,000,000	$192,461,000	3.250% Notes due 2021	$192,461,000
4.500% Notes due 2021	19122T AB5	$300,000,000	$248,472,000	4.500% Notes due 2021	$248,472,000

The settlement date for the Old Notes validly tendered in the Exchange Offers at or before the Expiration Date and not validly withdrawn is expected to be April 12, 2018 (the “Settlement Date”).
CCEP or one of its affiliates will also pay accrued and unpaid interest in cash on the Old Notes accepted in the Exchange Offers and Consent Solicitations to, but not including, the Settlement Date.

As of the Expiration Date, CCEP, on behalf of CCEP US, received consents in excess of the Requisite Consents (as defined in the Offering Memorandum) pursuant to the Consent Solicitations.  As a result, CCEP and CCEP US expect to execute a supplemental indenture to implement the Proposed Amendments before the Settlement Date.
All conditions to consummate the Exchange Offers and Consent Solicitations as described in the Offering Memorandum are expected to be satisfied or waived, as applicable, on the Settlement Date.
The Exchange Offers and Consent Solicitations were made pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), contained in Section 3(a)(9) of the Securities Act. CCEP has not filed and will not file a registration statement under the Securities Act with respect to the offer of New Notes pursuant to the Exchange Offers and Consent Solicitations. This press release is not an offer to exchange any Old Notes for New Notes, a solicitation of an offer to exchange any Old Notes for New Notes, a solicitation of consents with respect to the Old Notes, an offer to sell any New Notes or the solicitation of an offer to buy any New Notes. Tenders of Old Notes and delivery of related consents may only be made pursuant to the Offering Memorandum and related Letter of Transmittal.
This press release does not constitute an offer to purchase, sell or exchange, or a solicitation of an offer to purchase, sell or exchange, a solicitation of consents with respect to, an offer to sell or the solicitation of an offer to buy any security. No offer, solicitation, purchase, sale or exchange will be made in any jurisdiction in which such an offer, solicitation, purchase, sale or exchange would be unlawful. The exchange offers and consent solicitations were made solely pursuant to the Offering Memorandum and related Letter of Transmittal and only to such persons and in such jurisdictions as are permitted under applicable law.

CONTACTS:
Investor Relations	Media Relations
Thor Erickson	Shanna Wendt
T +1.678.260.3110	T +44.7976.595.168

ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of non alcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE.

FORWARD-LOOKING STATEMENTS
This press release may contain statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy, and objectives of CCEP and the CCEP group of companies (the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” and similar expressions identify forward-looking statements, which generally are not historical in nature.
Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s and the Group’s historical experience and present expectations or projections.  As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made.  These risks and uncertainties include but are not limited to those set forth in the “Risk Factors” section of CCEP’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2018, including the statements under the following headings: Risks Relating to Changing Consumer Preferences and the Health Impact of Soft Drinks; Risks Relating to Legal and Regulatory Intervention; Risks Relating to Business Integration and Synergy Savings; Risks Relating to Cyber and Social Engineering Attacks; Risks Relating to the Market; Risks Relating to Economic and Political Conditions; Risks Relating to the Relationship with TCCC and Other Franchisors; Risks Relating to Product Quality and Other Risks.  These risks and uncertainties also include the risks identified in the “Risk Factors” section of the Offering Memorandum.
Due to these risks and uncertainties, CCEP’s or the Group’s actual future results, dividend payments, and capital and leverage ratios and the results of the Exchange Offers and Consent Solicitations may differ materially from the plans, goals, expectations, and guidance set out in CCEP’s or the Group’s forward-looking statements. Additional risks and uncertainties that may impact CCEP’s or the Group’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov.  CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws, and regulations.  CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements.  Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.
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